SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: December 7, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)

Enclosed:

     Press Release #2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 7, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 7, 2004

IVANHOE MINES’ CONFERENCE CALL FOR INVESTORS THURSDAY, DECEMBER 9,
WILL DISCUSS DEVELOPMENTS WITH ONGOING COPPER, GOLD AND COAL PROJECTS
IN MONGOLIA

TORONTO — Ivanhoe Mines will host a telephone conference call on Thursday, December 9, at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to review recent advances on the company’s copper, gold and coal exploration and development projects in Mongolia.

Specifically, the call will provide investors with detailed updates by Ivanhoe executives on:

•	a significant deposit of high-quality, near-surface coal at Nariin Sukhait being delineated by the company in the South Gobi region;

•	a new copper-gold discovery at Bronze Fox in southern Mongolia;

•	receipt of the third partial, repayment of the US$50 million Mongolian T-bill investment; and

•	preliminary results from a deep-penetrating, Induced Polarization (IP) survey on the Ivanhoe-Entrée Gold joint-venture property that has extended the Hugo North geophysical anomaly for an additional four kilometres beyond the presently delineated high-grade Hugo North copper-gold deposit at Oyu Tolgoi.

The conference call may be accessed by dialling 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.newswire.ca/webcast. The conference call will be archived for later playback and may be accessed by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3117310#.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN and on the NASDAQ National Market under the symbol HUGO.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755